October 5, 2010

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

>   **Re: ERP Operating Limited Partnership**
>   **Form 10-K for the year ended 12/31/2009**
>   **Filed 2/25/2010**
>   **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have reviewed your response letter dated August 19, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We have read and considered your responses to our inquiries regarding the financing you obtained from Fannie Mae and Freddie Mac. Please discuss how the terms of these financing arrangements compared to those otherwise available to you in the market place at the time. To the extent that the interest rates provided to you by Fannie Mae and Freddie Mac were below those available to you elsewhere in the market place, disclose that fact, how the interest rates compared to alternative financing arrangements and the effect this difference had on recorded interest expense for each period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief